UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 23, 2015

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Sprint Corp.

File No. 005-41991 - CF#33009

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SoftBank Group Corp. submitted an application under Rule 24b-2 requesting confidential treatment for information they excluded from the Exhibits to a Schedule 13D/A filed on September 30, 2015 relating to their beneficial ownership of common shares of Sprint Corp.

Based on representations by SoftBank Group Corp. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

       Exhibit 99.12   through November 10, 2015

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary